The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION
ACQUISITION OF INTEREST IN PHILEX MINING CORPORATION

Introduction

The Company is pleased to announce that it has entered into a legally binding Term Sheet on 3 October 2008 with Philex. The Term Sheet provides that a wholly-owned subsidiary of the Company, the Investor, will acquire an approximate aggregate 20.16% interest (778,444,065 common shares) in Philex at the price of PhP7.92 per share (approximately US$0.1676 and approximately HK$1.31 per share). The Proposed Acquisition will be implemented in two equal tranches; on 13 October 2008 and on a date no later than 30 November 2008, respectively.

The Term Sheet provides for the appointment of two directors by the Investor to the Philex board upon completion of the Proposed Acquisition. It is currently intended that the Company's Managing Director and CEO, Mr. Manuel V. Pangilinan, will be nominated to take the first of the two board seats in Philex.

Consideration of the Proposed Acquisition

The consideration for the Proposed Acquisition is approximately PhP6.165 billion (approximately US$130.4 million and approximately HK$1,017.5 million) and was arrived at after negotiations on an arm's length basis and on a willing buyer and willing seller basis taking into account, inter alia, the net asset value and the business prospects of Philex. The price per share represents:

(a) an approximate 10% premium over the acquisition cost of the Philex shares in its recently completed buy-back of shares, which are currently held in treasury; and

(b) an approximate 13% premium over the latest trading price of Philex as at 3 October 2008.

The Proposed Acquisition will be financed by internal cash and bank borrowings of the First Pacific group.

Listing Rules Implications

The Proposed Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Proposed Acquisition will be despatched to the Company's shareholders for information in accordance with the requirements of the Listing Rules.

Introduction

First Pacific Company Limited ("First Pacific" or the "Company") is pleased to announce that it has entered into a legally binding term sheet ("Term Sheet") on 3 October 2008 with Philex Mining Corporation ("Philex"). The Term Sheet provides that a wholly-owned subsidiary of the Company (the "Investor") will acquire an approximate aggregate 20.16% interest (778,444,065 common shares) in Philex at the price of PhP7.92 per share (approximately US$0.1676 and approximately HK$1.31 per share) (the "Proposed Acquisition"). The Proposed Acquisition will be implemented in two equal tranches; on 13 October 2008 and on a date no later than 30 November 2008, respectively.

The Term Sheet provides for the appointment of two directors by the Investor to the Philex board upon completion of the Proposed Acquisition. It is currently intended that the Company's Managing Director and CEO, Mr. Manuel V. Pangilinan, will be nominated to take the first of the two board seats in Philex.

It is the Company's current intention, if suitable opportunities arise, to acquire further shares in Philex so as to increase its aggregate interests up to 40%. In the event that further shares are acquired, the Term Sheet includes provisions which would give the Investor certain additional rights, including increased board representation. The Term Sheet does not constitute an obligation to increase the Investor's interest beyond 20.16% in Philex.

Consideration of the Proposed Acquisition

The consideration for the Proposed Acquisition is approximately PhP6.165 billion (approximately US$130.4 million and approximately HK$1,017.5 million) and was arrived at after negotiations on an arm's length basis and on a willing buyer and willing seller basis taking into account, inter alia, the net asset value and the business prospects of Philex. The price per share represents:

(a) an approximate 10% premium over the acquisition cost of the Philex shares in its recently completed buy-back of shares, which are currently held in treasury; and

(b) an approximate 13% premium over the latest trading price of Philex as at 3 October 2008.

The Proposed Acquisition will be financed by internal cash and bank borrowings of the First Pacific group.

Reasons for the Proposed Acquisition

The directors of the Company are of the view that the Proposed Acquisition is fair and reasonable and in the interests of the shareholders of the Company as a whole.

There exists significant mineral deposits in the Philippines and the development of the mining industry is a particular focus of the Philippine Government and it actively encourages foreign investment in the mining sector. Philex is a company with a long history and which presently has strong cash flows derived from its existing mining interests. The Proposed Acquisition represents an attractive opportunity to make an initial investment in a sector which the board of directors of the Company believes will deliver strong growth in the coming years.

Listing Rules Implications

The Proposed Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Proposed Acquisition will be despatched to the Company's shareholders for information in accordance with the requirements of the Listing Rules.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

Philex is a Philippine listed company engaged in exploration, development and utilisation of mineral resources.

The net asset value of Philex as at 31 December 2007 is PhP8,287 million (approximately US$200.8 million and approximately HK$1,565.9 million) and the net profits of Philex before and after taxation and extraordinary items are PhP5,621 million (approximately US$122.6 million and approximately HK$956.0 million) and PhP5,005 million (approximately US$109.1 million and approximately HK$851.3 million), respectively, for the financial year ended 31 December 2007 and the net profits of Philex before and after taxation and extraordinary items are PhP3,572 million (approximately US$69.8 million and approximately HK$544.6 million) and PhP3,087 million (approximately US$60.3 million and approximately HK$470.7 million), respectively, for the financial year ended 31 December 2006.

To the best of the directors' knowledge, information and belief and having made all reasonable enquiry, Philex and its respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

Hong Kong, 6 October 2008

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8 = PhP47.26. Percentages and figures expressed in millions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filing made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange, attaching the press release dated 7th October, 2008 issued by Sumatra Bioscience, a subsidiary of PT PP London Sumatra Indonesia Tbk, which is a subsidiary of IndoAgri, in relation to its patent application to produce F_1 hybrid oil palm seed published by the European Patent Office.**

Dated this 8th day of October, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	07-Oct-2008 13:54:20
Announcement No.	00038

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	PT PP London Sumatra Indonesia Tbk's announcement in relation to its patent application
Description	The Board of Directors of Indofood Agri Resources Ltd, (the "Company") wishes to announce that its listed subsidiary in the Indonesia Stock Exchange, PT PP London Sumatra Indonesia Tbk ("Lonsum"), has had its patent application to produce F1 hybrid oil palm seed published by the European Patent Office. Please refer to the attached press release dated 7 October 2008 issued by Lonsum on the patent application. **** CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd. It assumes no responsibility for the contents of this announcement.
Attachments	LonsumPressRelease.pdf Total size = 39K (2048K size limit recommended)

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Indonesian Company Makes Scientific Breakthrough in Oil Palms

Sumatra Bioscience Announces Publication of World's First Patent to Produce F_1 Oil Palm Hybrids

SINGAPORE – 7 October 2008 – Sumatra Bioscience, a subsidiary of PT PP London Sumatra Indonesia Tbk (Lonsum), today announced that it has developed the first process to produce F_1 oil palm hybrid seeds. An F_1 oil palm seed is a first generation offspring of two distinctly different genetically uniform oil palms, each with two identical sets of chromosomes.

The process, which involved no genetic modification, will enable the company to produce F_1 oil palm hybrids that are expected to more than triple conventional yield. This is based on historic yields from other F_1 hybrid crops such as corn (maize), which annual yield has increased six folds since the early 1930s. Today, approximately 95% of corn crops in the United States are grown from F_1 hybrid seeds. F_1 hybrids have also been achieved in many other crops such as oil seed rape, sunflower, sugar beet and rice, as well as in fruits, vegetables and ornamental plants.

However, there has been little progress with oil palms until now principally due to the lack of any method to produce homozygous, or genetically uniform, oil palms. This is because commonly used methods to produce homozygous lines in other crops were not feasible with oil palms as a result of its breeding system and long generation time.

The development of F_1 oil palm hybrids will benefit the world and the environment greatly because of their ability to generate higher yields, which will result in less land being needed for crop cultivation. It could also help alleviate the escalating global food shortage crisis. According to World Bank's estimation, the global demand for food is expected to double by 2030, while world's population is expected to grow by another three billion by 2050.

This pioneering work was undertaken by Sumatra Bioscience, a newly created R&D company under Lonsum. Sumatra Bioscience will spearhead the company's R&D activities and collaborative partnerships in oil palms and other food crops both in Indonesia and around the world. It inherits the decades of R&D efforts undertaken by Lonsum's Bah Lias Research Station.

Bryan Dyer, Director of Sumatra Bioscience, said: "This is a major breakthrough for the global oil palm industry because increasing yields per unit area of land will reduce the pressure to use more land for oil palm cultivation. While F_1 hybrids have been achieved in many other food crops, it is the first time anyone has come close to doing the same for oil palm."

The news came on the back of the publication of a patent from the European Patent Office, which verifies Sumatra Bioscience's approach to F_1 oil palm hybrids as the first of its kind and thereby potentially allowing it to become the first commercial producer of F_1 oil palm hybrids.

"Palm oil is the most productive of all oil crops with the highest yield per unit area. This explains why R&D centres across the world continue to invest in research to increase the oil palm yield. We believe that our F_1 oil palm hybrids will offer unrivalled value for oil palm plantations and farmers," Mr Dyer added.

The process to produce F_1 oil palm hybrids involves the following steps:

- **Identifying haploid and double haploid oil palm seedlings through screening:** Using morphological screening, flow cytometry and molecular markers, Sumatra Bioscience has successfully identified more than 600 rare, naturally occurring haploid oil palm seedlings. Haploids have half the number of chromosomes of a normal diploid oil palm seed.
- **Doubling naturally occurring haploids:** Sumatra Bioscience is in the midst of doubling the haploids to produce homozygous doubled haploids. These homozygous doubled haploids will then undergo rigorous testing of their progenies in field trials.
- **Crossing superior homozygous doubled haploid to produce F_1 oil palm hybrids:** After thorough testing and evaluation, Sumatra Bioscience will cross the superior quality homozygous doubled haploids to produce F_1 oil palm hybrid varieties for commercial release.

Director of Research at Sumatra Bioscience, Stephen Nelson, said: "Sumatra Bioscience is firmly committed to F_1 oil palm hybrids as they are more economically viable and environmentally sustainable. We will continue our research on F_1 oil palm hybrids with an aim to increase yields further to achieve the physiological potential which is conservatively estimated at 18.5 tonnes of oil per hectare per year, as well as produce trees with a range of traits to meet the demands of both the small- and large-scale oil palm plantations."

Sumatra Bioscience expects to commercialise the production of F_1 oil palm hybrids by 2018. It aims to market at least 30 different hybrid varieties at any one time, which may be produced in mass quantities to meet market demand without sacrificing quality.

In line with its commercialisation plans, Sumatra Bioscience will invest US$5 million to expand its existing R&D facilities. The expansion will increase R&D activities at Sumatra Bioscience by up to 10 times and will boast expanded capabilities in genomics, and tissue culture research to support the breeding work in progress. Sumatra Bioscience will continue to invest in its agronomy and crop protection divisions to ensure robust systems are developed for its customers to realise the genetic potential of its seed.

The bulk of the research on F_1 oil palm hybrids was conducted in Indonesia at Sumatra Bioscience. The team of local scientists was also supported by three international scientists namely: Professor Peter Caligari, Managing Director, BioHybrids Limited; Professor Jim M Dunwell, The University of Reading, UK; and Professor Mike J Wilkinson, University of Aberystwyth, UK. The team were assembled by BioHybrids International Limited, a UK company which provides research & development consultancy services for temperate and tropical crops.

Lonsum is the second largest plantation company listed on the Jakarta Stock Exchange and is amongst the leading palm oil producers in Indonesia.

Sumatra Bioscience

Sumatra Bioscience is a leading research & development centre focusing on plantation crops such as oil palm, rubber and cocoa and has been operating in Indonesia since the 1980s. The company, which inherits decades of expertise and work of the Lonsum's Bah Lias Research Station, will spearhead research on tropical crops as well as collaborative efforts around the world.

Boasting more than 20 years of experience in seed production, Sumatra Bioscience is one of the world's leading oil palm seed producers. The centre is synonymous with oil palm seeds that are high in yield and low in dura contamination. On average, annual palm product yield from a palm oil tree grown from a Sumatra Bioscience seed reaches as high as 6 to 7 metric tonnes/ ha, compared to the industry average of 3 – 4 tonnes/ ha. With demand rising rapidly, Sumatra Bioscience currently sells about 20 million germinated oil palm seed per year and strictly controls production to ensure customers receive the highest genetic quality.

PT PP London Sumatra Indonesia Tbk

Founded in 1906, London Sumatra (Lonsum) is the second largest plantation company listed on the Jakarta Stock Exchange and one of the leading palm oil producers in Indonesia. Its operations encompass the breeding, planting, harvesting and processing of oil palm fresh fruit bunches (FFB) to produce crude palm oil (CPO) and palm kernel oil (PKO). The Company also grows, produces and sells significant quantities of rubber, and also cocoa and tea.

Central to Lonsum's operations is a firm commitment to research & development (R&D). Its estates are amongst the highest-yielding oil palm plantations in Indonesia and the world. The average CPO extraction rate achieved by Lonsum in 2004 is one of the highest in the world. Currently, the Company has 38 nucleus plantations and a further 7 small-holder plantations in Indonesia, located in Sumatra, Java, Kalimantan and Sulawesi. In total, Lonsum manages over 100,000 hectares of land in Indonesia.

As a responsible palm oil producer, Lonsum is committed to promoting the growth and use of sustainable palm oil. The Company has been a member of the Roundtable on Sustainable Palm Oil (RSPO) since 2005, a unique international platform that has established a set of Principles and Criteria which cover legal, technical, environmental, social and plantation aspects of sustainable oil palm production. 2008 is the first year in which external accredited expert companies can audit for adherence to these Principles & Criteria, and Lonsum hopes to achieve Certified Sustainable Palm Oil production in this first year. In 2006 all of Lonsum's plantations and factories achieved ISO 14001 certification.

For further information please contact the following:

Southeast Asia - Singapore

Sophia Ang
Tel: +65 6424-6371
Mob: +65 9696-1316
sophia.ang@fleishman.com

Joseph Rajandran
Tel: +65 6424-6384
Mob: +65 8170-4782
joseph.rajendran@fleishman.com

Europe – United Kingdom

Sophie Hughes
Tel: +44 207 395 7104
Mobile: +44 7932 635 784
sophie.hughes@fleishmaneurope.com

END